SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
sknopf@sidley.com (212) 839-5334	FOUNDED 1866

August 26, 2009

By Courier

Lauren Nguyen, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Daimler Retail Receivables LLC - Form S-3 no. 333-159281

Dear Ms. Nguyen:

On behalf of the registrant, Daimler Retail Receivables LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 2 to the registration statement on Form S-3, no. 333-159281.  For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against Amendment No. 1 to the registration statement.

In addition, the registrant has instructed us to provide each of the responses set forth below to the staff’s comments of July 30, 2009.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form S-3

General

1.
While we note your response to our prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

You have informed us that the Staff’s current interpretation of Item 1100(f), with respect to agreements that are required to be filed as exhibits to a registration statement, is that finalized

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Lauren Nguyen, Esq.
August 26, 2009

copies of such agreements for a take down (which may be unexecuted as provided by Instruction 1 to Item 601) should be filed simultaneously with or prior to the filing of the final prospectus.  We confirm that we will comply with this interpretation for take downs under the registration statement.  Given that this is a recent development that changes long standing practice for market participants, we reserve the right to adjust the timing of these filings should the Staff’s position change or be superseded by rule making.

2.	As applicable, please revise your disclosure to reflect that you will file all finalized agreements simultaneously with or prior to the filing of the final prospectus.

We have revised the disclosure as requested.  See pages S-39, S-51 and S-54 of the prospectus supplement.

Prospectus Supplement

General

3.
We note your response to our prior comment 7.  Please provide bracketed disclosure to confirm that you will disclose the nature of any loan modifications and provide data regarding how many loans have been modified by each category, if applicable.  Please also advise the staff what you consider a “de minimis amount.”

We have provided the requested bracketed disclosure on page S-24 of the prospectus supplement.  What we consider to be a “de minimis amount” could vary somewhat depending on the particular transaction, but in any event would have to be less than 0.25% of the pool by principal amount.

The Receivables Pool, page S-20

4.
We note your response to our prior comment 18 and reissue in part.  Please provide bracketed disclosure in which you indicate that you will disclose statistical information for the final asset pool in accordance with Regulation AB.

We have provided the requested bracketed  disclosure on page S-29 of the prospectus supplement.

Affiliations and Related Transactions, page S-36

5.
We note your response to our prior comment 8.  Please revise to clearly state that you will provide all information required by Item 1119 of Regulation AB, including information related to servicers, trustees, originators, significant obligors and credit enhancement providers.  Refer to Item 1119(a) of Regulation AB.

Lauren Nguyen, Esq.
August 26, 2009

We have provided the requested disclosure on page S-39 of the prospectus supplement.

Annex II

6.	We note your response to our prior comment 15 and reissue in part. Please further revise to clearly define the term “eligible collateral” on page A-II-1.

We have revised Annex II as requested.

The Sponsor and Servicer, page 19

7.
While we note your response to our prior comment 27, we reissue in part.  Please revise to provide a more detailed narrative discussion of the sponsor’s experience in and procedures for originating or acquiring and securitizing assets of the type included in the current transaction.  As DCFS USA has been in the business of purchasing installment sales contracts and installment loans since 2007, revise to briefly describe the volume and growth of DCFS USA’s portfolio.  Also revise the disclosure on pages S-34 and S-35 accordingly.

We have revised the disclosure in the referenced sections as requested.  See, in particular, the disclosure under “The Sponsor and the Servicer--Overview”, “—Underwriting” and “—Securitization Program” in the base prospectus.  The volume and growth of DCFS USA’s portfolio will be disclosed in the table under “DCFS USA—General” on page S-37 of the prospectus supplement.

Underwriting, page 20

8.
We note your response to our prior comment 29.  Because the loan amount may be in excess of the retail price of the vehicle, it appears that the exact amounts uncollateralized by vehicles would be material to investors.  Please revise or tell us why it is not necessary.  Also revise the risk factor which begins with “The sale of a financed vehicle securing a defaulted receivable...” on page 9 to disclose the risks of underwriting vehicle loans where the loan amounts may represent more than the purchase price of the vehicles, including disclosure to quantify the approximate amount of the excess as a percentage and in dollars.  Finally, make corresponding changes in the summary.

Based on our conversations with you, we have provided disclosure for the prospectus supplement of the highest maximum advance rate for the related receivables pool (to the extent the highest advance rate for the pool is in excess of 100%) or of the range of advance rates for the related receivables pool (to the extent the lowest and highest rates in such range both exceed 100%).

Lauren Nguyen, Esq.
August 26, 2009

See page S-23 of the prospectus supplement.  We have also revised the risk factor on page 11 of the base prospectus as requested.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Please fax any additional comment letters to my attention at 212-839-5599 when they become available.  Thank you for your time and attention.

Sincerely,
/s/ Siegfried Knopf
Siegfried Knopf

cc:	Chanda DeLong, Esq. - Securities and Exchange Commission
Marco G. Desanto - Daimler Retail Receivables LLC